Mairs & Power Funds Trust
W1520 First National Bank Building
332 Minnesota Street
St. Paul, Minnesota 55101
April 23, 2021
VIA EDGAR
Ms. Christina Fettig
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Re:	Mairs & Power Funds Trust (the “Trust”) File Nos. 333-174574 and 811-22563

Dear Ms. Fettig,
The purpose of this letter is to respond to oral comments received from you on March 26, 2021 and follow up correspondence received from you on April 21, 2021, regarding the recent Sarbanes-Oxley review by the SEC staff (the “Staff”) of (1) the Trust’s filings on Form N‑CEN for the fiscal years ended December 31, 2020 and December 31, 2019; (2) the Trust’s registration statement on Form N-1A; and (3) the Trust’s annual shareholder report for the fiscal year ended December 31, 2020 (the “Annual Report”), filed on Form N-CSR on February 26, 2021 for Mairs & Power Small Cap Fund (the “Small Cap Fund”), Mairs & Power Growth Fund (the “Growth Fund”) and Mairs & Power Balanced Fund (the “Balanced Fund”), each a series of the Trust (the “Funds”).
For your convenience, the Staff’s comments have been reproduced in bold typeface and are immediately followed by the Trust’s responses.

1.        Form N-CEN for the fiscal year ended December 31, 2020

Staff Comment:  The report of the independent registered public accounting firm that was filed as an attachment to Part G is incorrectly dated February 16, 2020.  Please refile Form N-CEN using the correctly dated report.
Response:  The Trust confirms that an amended Form N-CEN was filed with the SEC via EDGAR on April 5, 2021 for the sole purpose of including the correctly-dated report of the independent registered public accounting firm.
2.        Form N-CEN for the fiscal year ended December 31, 2019
Staff Comment:  The report of the independent registered public accounting firm that was filed as an attachment to Part G was the report on the audit of the Funds’ financial statements rather than the internal control letter.  Please refile Form N-CEN with the internal control letter filed as an attachment.

Response:  The Trust confirms that an amended Form N-CEN was filed with the SEC via EDGAR on April 5, 2021 for the sole purpose of including the internal control letter of the independent registered public accounting firm as an attachment to Part G.
3.    Registration Statement on Form N-1A – Prospectus for the Balanced Fund
Staff Comment:  The Staff takes the position that a balanced fund should invest at least 25% of its assets in equities and 25% of its assets in fixed income securities.  Please add disclosure to this effect in the Balanced Fund’s prospectus.
Response:  The Trust will make the requested change in the annual update to the Balanced Fund’s prospectus to be filed on or about April 30, 2021.
4.   Form N-CSR – Item 1 – Annual Report – Notes to the Financial Statements – Note 1 - Valuation
Staff Comment:  In future filings, please disclose how the Funds’ short-term investments in other mutual funds are valued.
Response:   The Trust will revise the “Security Valuations” note to the financial statements in future shareholder reports to specify that mutual funds held by the Funds are valued at their stated net asset value.
5.    Form N-CSR – Item 1 – Annual Report –Financial Highlights
(a) Staff Comment: In the Financial Highlights for the Small Cap Fund, please supplementally provide the numerator and denominator used to calculate the ratios of the Fund's expenses and net investment income to average net assets.
Response:    The Trust confirms the ratio of expenses to average net assets for the Small Cap Fund in 2020 was1.04%.  The expense number (numerator) used in this calculation was $3,521,849 and average net assets (denominator) was $337,653,222.

In reviewing the supporting information for the second ratio, management of the Trust identified an error in the ratio that was reported in the Financial Highlights.  The ratio of net investment income to average net assets as reported within the Financial Highlights was 0.69%.  The ratio of net investment income to average net assets as adjusted was 0.58%.
The error in the calculation was due to an incorrect net investment income (numerator) input into the calculation. The net investment income reported on the Statement of Operations of the Annual Report is appropriately stated at $1,961,191. However, the net investment income (numerator) used in the reported ratio presented in the Financial Highlights was $2,328,797. The average net assets (denominator) used in the reported ratio was correctly input as $337,653,222.  The $367,606 difference between the net investment income reported on the Statement of Operations and that used within the ratio was solely attributable to adjustments related to classification of distributions from the two REIT investments held by the Small Cap Fund.
Please note that the Trust has determined that this error was immaterial.  The total dollar amount of error impacting the ratio was $367,606 and the Small Cap Fund’s net assets on December 31, 2020 were $361,594,000.  Notwithstanding the immaterial nature of the error, the Trust intends to correct this ratio in the Trust’s semi-annual report for the period ended June 30, 2021.
(b) Staff Comment: With respect to the above error, were changes or enhancement to internal controls considered necessary?

Response: While no material changes or enhancements to internal controls were considered necessary, the Trust is in the process of implementing additional controls to ensure that the Funds’ financial ratios have been adjusted due to return of capital adjustments.

6.          Form N-CSR – Item 1 – Annual Report – Notes to the Financial Statements – Note 2 – Related-Party Transactions
Staff Comment:  The Staff is reissuing the following prior comment:
“Per FASB Accounting Standards Codification 850-10-50, going forward please provide expanded related-party disclosure to describe the fund administration servicing agreement, with regard to the nature of the relationship, description of the services performed by the Adviser, term of the agreement, and fee negotiation process.”
Response:  Please note that following approval by the Board of Trustees of the Trust, the Trust and Mairs & Power, Inc. (the “Adviser”) amended and restated the Amended and Restated Agreement for Investment Counsel Service between the Trust and the Adviser (“the Advisory Agreement”) for the purpose of incorporating the administrative services provided by the Adviser to the Trust and making other related clerical updates, effective June 1, 2017.  There was no reduction or modification to the nature or level of services provided by the Adviser to the Funds in connection with the foregoing, and the amount of advisory fees payable to the Adviser by each Fund under the Advisory Agreement did not increase.
In connection with the amendment of the Advisory Agreement, the Administration Agreement between the Adviser and the Trust was terminated effective June 1, 2017.  Accordingly, the fund administration servicing agreement between the Trust and the Adviser is no longer described in the Annual Report and the fund administration service agreement between the Trust and U.S. Bancorp Fund Services, LLC is not a related party agreement subject to the FASB 850-10-50.
The Trust confirms that in future shareholder reports, the related-party disclosure with respect to the Advisory Agreement will be revised to specifically reference the administrative services provided by the Adviser under the agreement and will read substantially as follows:
“The Adviser provides investment management services and various administrative services to the Funds under a written agreement for Investment Counsel Service (the Investment Advisory Agreement) approved by the Board. Pursuant to the Investment Advisory Agreement, the Adviser is paid a monthly fee on average daily net assets at the following annual rates which is inclusive of both investment management and various administrative services:”

7.      Form N-CSR – Item 2 – Code of Ethics
Staff Comment:  The Staff is reissuing the following prior comment:

“Item 2 of Form N-CSR states that the Code of Ethics is attached to Form N-CSR as exhibit 12(a)(1).  However, Item 12(a)(1) of Form N-CSR states that the Code of Ethics is incorporated by reference to Form N-CSR filed on February 28, 2014.  Please reconcile the cross-references going forward.  In addition, please disclose whether the Funds have made any amendments to the Code of Ethics or granted any waivers during the period covered by the report.”
Response:  The Trust confirms that in future filings, Item 2 will read substantially as follows:
“The registrant has adopted a Code of Ethics that applies to the registrant’s principal executive officer and principal financial officer.  The registrant has not made any substantive amendments to its Code of Ethics during the period covered by this report.  The registrant has not granted any waivers from any provisions of the Code of Ethics during the period covered by this report.  A copy of the registrant’s Code of Ethics is incorporated by reference.  See Item 13(a)(1).”
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If you have any additional questions or require further information, please contact me at 651-294-8317.
Very truly yours,
/s/ Andrea C. Stimmel
Andrea C. Stimmel
Treasurer
cc: Ellen R. Drought, Godfrey & Kahn, S.C.